Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT STRENGTHENS ITS CONTRACTUAL NETWORKING IN RUSSIA AND CIS

– RiT CIS Ltd., RiT’s Russian Distributor, formed strategic alliance with several major Russian
IT- Corporations, expected to increase revenues in said region

Tel Aviv, Israel – December 7th, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions that enable companies to maximize utilization and security of their network infrastructure, announced today that RiT CIS Ltd.-its Distributor in Russia ("RiT CIS"), had formed strategic alliance with several major IT-companies in Russia.

These IT companies are MAYKOR (through its subsidiary CRT Service), a leading Russian provider of IT and business process outsourcing; CTI, one of the largest players in the Russian market of innovative communication and I-Teco (through its subsidiary Rasse Ltd), a member of the top ten domestic system integrators in Russia.

Strategic alliances provide access to new projects that strengthen RiT's  position in the Russian and CIS  markets of engineering infrastructure, networking, telecommunications and low-voltage systems.

The plan is to offer comprehensive solutions for the most attractive vertical markets, major corporations and government agencies of Russia.

"Thanks to the alliance, MAYKOR has the opportunity of moving to a qualitatively new level of data centers infrastructure and cable systems support. Our professionals have access to technical training on the entire RiT equipment line, that guarantee high quality service to our customers ", – said Leonid Futlik, Vice President of MAYKOR.

"Strong growth in partners network of RiT is an important achievement in the Russian market" commented Dariusz Zajac, director of RiT CIS. "We are developing cooperation with the market leaders in the field of intelligent network solutions and providing converged IT infrastructure management solutions to large corporations, government agencies and different corporate customers. Thanks to  cost reduction and logistic optimization, we have formed the best price offer for the Russian business.

We laid the foundation for joint participation in major projects, including the development and maintenance of IT infrastructure of corporate customers in the Moscow region. The new alliances allow to combine the experience and expertise of said major IT companies with RiT's innovative solutions. Due to the aforesaid, we expect significant increase in revenues and market share in Russia and CIS", Mr. Zajac concluded.

About MAYKOR
MAYKOR (MAYKOR LLC) is the largest company in the Russian IT and business process outsourcing market. It is included in a TOP 100 World's Best Outsourcing Service Providers according to IAOP and in a TOP 10 leading providers for the EMEA in the “Breakthrough 10 Sourcing Standouts” category by ISG Outsourcing Index. With a network spanning 83 branches and 400 local offices throughout Russia, MAYKOR delivers services on the driving principle of "one-stop shop". MAYKOR’s customer base consists of more than over 1200 customers across all industries including Russia's largest geographically distributed companies.

The company employs more than 5,200 specialists. MAYKOR maintains a unique competence center, specialized enhanced training programs for technical staff, well-developed logistics infrastructure, an automated service quality monitoring and control system, and an ISO-compliant quality management system. MAYKOR’s subsidiaries include GMCS and BTE.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solutions includes IIM - Intelligent Infastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

About RiT CIS
RIT CISLTD., is an official distributor of RiT Technologies, specializing in creating Converged Infrastructure Management Solutions and physical connections in Russia and CIS. The company is actively developing its partner network and increasing the availability of optical wireless solutions under the Beamcaster brand, Intelligent control systems and high-performance  end-to-end structured cabling solutions (SCS) for business and government organizations. RIT CISLTD., demonstrates every year high growth rate. Thanks to the professional engineering team and experienced account managers, the company has successfully cooperated with the largest system integrators in Russia and CIS.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss the planning and expectation of increased revenues in Russia and CIS territories, we are using forward-looking statements. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Kobi Haggay
VP Products and Marketing
M: +972.54.4338382
kobi.haggay@rittech.com
www.rittech.com